UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CLEARWATER PAPER CORPORATION

(Name of Issuer)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

18538R103

(CUSIP Number)

Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 18538R103		Page 2 of 9 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 18538R103		Page 3 of 9 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 18538R103		Page 4 of 9 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 18538R103		Page 5 of 9 Pages
1		NAME OF REPORTING PERSON Steven A. Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preliminary Note.     Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed on May 2, 2012 (the “Original Schedule 13D” and, together with this Amendment No.1, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Original Schedule 13D.

Item 4.                  Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons originally acquired the Shares for investment purposes, in the ordinary course of business, and not for the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

On May 1, 2012, S.A.C. Capital Advisors, L.P. (“SAC”) sent a letter to Gordon L. Jones, Chief Executive Officer and Chairman of the board of directors of the Issuer (the “Board”), a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D and incorporated  by reference in the Original Schedule 13D.

On August 16, 2012, a representative of SAC proposed to the Board that it: (i) initiate the separation of the Issuer’s Consumer Products business from its Pulp and Paperboard business, to enable the Issuer to pursue the divestiture of one or both businesses to one or more strategic and/or financial buyers; (ii) engage an investment banking firm to advise on the feasibility and prospective terms of such potential divestitures, including identifying potential buyers; and (iii) nominate and elect two new independent members of the Board (thereby increasing the Board’s size from six to eight members).

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives of the Issuer, members of the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, without limitations, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D. Although no

Reporting Person has any specific plan or proposal to acquire or dispose of Common Stock, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling or hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) As of the close of business on August 16, 2012, the Reporting Persons beneficially owned an aggregate of 1,640,000 shares of Common Stock, representing approximately 7.1% of the shares of Common Stock outstanding.  The percentages used herein are based upon 23,253,968 shares of Common Stock reported to be outstanding as of July 25, 2012 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2012.

S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and and Mr. Cohen own directly no Shares.  Pursuant to an investment management agreement, S.A.C. Capital Advisors, L.P. maintains investment and voting power with respect to securities held by S.A.C. Capital Associates.  S.A.C. Capital Advisors Inc. is the general partner of S.A.C. Capital Advisors, L.P.   Mr. Cohen controls S.A.C. Capital Advisors Inc.  By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,640,000 shares of Common Stock (constituting approximately 7.1% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) S.A.C. Capital Advisors, L.P. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,640,000 shares of Common Stock, constituting 7.1% of such class of securities;

(ii) S.A.C. Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,640,000 shares of Common Stock, constituting 7.1% of such class of securities;

(iii) S.A.C. Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,640,000 shares of Common Stock, constituting 7.1% of such class of securities; and

(iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,640,000 shares of Common Stock, constituting 7.1% of such class of securities.

(c) Not applicable.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by S.A.C. Capital Associates.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2012

S.A.C. CAPITAL ADVISORS, L.P.

By: /s/ Peter Nussbaum
Name: Peter Nussbaum Title: Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By: /s/ Peter Nussbaum
Name: Peter Nussbaum Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By: /s/ Peter Nussbaum
Name: Peter Nussbaum Title: Authorized Person

STEVEN A. COHEN

By: /s/ Peter Nussbaum
Name: Peter Nussbaum Title: Authorized Person